INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

May 11, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-12290 on behalf of the Palmer Square Absolute Return Fund (the “Registrant”)

Below is a summary of the comments provided by Patrice Williams of the staff of the Securities and Exchange Commission (the "Commission") by telephone on May 9, 2011, for the Palmer Square Absolute Return Fund, a series of Investment Managers Series Trust.  All of the comments are explained below and will be reflected in a Post-Effective Amendment filing on or about May 13, 2011.

Prospectus

Summary Section – Investment Objective

It states that the Fund’s investment objective is “capital appreciation …” while page 11 states that its investment objective is “long-term capital appreciation …” which is correct?

Response:     The word “long-term” had been deleted from the investment objective on page 11 of the Prospectus.

Summary Section – Principal Investment Strategies

1.      The strategies and risk disclosure are too long.  They need to be condensed.  Provide the revised disclosures in the correspondence letter.

Response:   Please see revised disclosures below.

Principal Investment Strategies

Palmer Square Capital Management LLC (“Palmer Square” or the “Advisor”), the Fund’s investment Advisor, seeks to achieve the Fund’s investment objective by delegating the management of Fund assets to a group of experienced investment managers with strong infrastructures that utilize a variety of investment strategies and styles (the “Sub-Advisors”).  The Advisor maintains primary responsibility for allocating Fund assets to the Sub-Advisors consistent with this premise and will select and determine the percentage of Fund assets to allocate to each Sub-Advisor.  The Advisor, however, retains discretion to invest the Fund’s assets in securities and other instruments directly.

The Sub-Advisors utilize a variety of strategies and styles in order to achieve favorable risk-adjusted returns over a market cycle through security selection and management of risk exposure.  The Advisor will allocate Fund assets to those Sub-Advisor strategies that individually provide the potential for attractive long-term capital appreciation and that collectively provide for overall investment diversification while also decreasing portfolio sensitivity to general market fluctuations.  The Sub-Advisors may not utilize all of the strategies all of the time due to the opportunistic and flexible nature of their investment approach and philosophy.  The performance of these strategies may not correlate to the performance of traditional markets because of the strategies’ focus on limiting downside investment risk.  The Fund may engage in frequent and active trading.

A Sub-Advisor may use one or more of the following investment strategies in connection with the management of Fund assets allocated to it for investment:

Long/Short Equity Investing employs long and short investing primarily in common and preferred stocks of issuers organized in the United States (“U.S. Issuers”) and abroad in both developed and emerging markets (“Foreign Issuers”) based on the Sub-advisor’s perception of such securities being overvalued or undervalued and desire to also lessen exposure to general market risk.

Event Driven Investing seeks to take advantage of the impact of corporate events on the market value of company securities.  Corporate events include, but are not limited to, restructurings, mergers and acquisitions, distressed situations, reorganizations, spin-offs, leveraged buyouts and material litigation.

Convertible Arbitrage Investing seeks to take advantage of pricing inefficiencies of the embedded option in a convertible bond. This strategy involves purchasing a portfolio of convertible bonds, and hedging a portion of the equity risk, interest rate and credit risk of the bonds by selling the underlying common stock short.  The Sub-Advisors utilizing this strategy may sell all or a portion of a Fund’s portfolio holding when, in their opinion developed through fundamental and macroeconomic analysis, the credit profile of a security has deteriorated, projections of equity volatility and credit spreads have materially changed, or market and liquidity conditions are materially different.

Fixed Income, Long/Short Credit, and Distressed Debt Investing focuses primarily in debt securities of domestic and foreign and emerging market governments, government-related agencies, companies of all maturities and credit qualities including corporate bonds, bank loans and distressed debt, and mortgage-backed securities.  Typical investment strategies that are credit-related will involve a long/short or event driven style similar to those described above in “Long/Short Equity Investing” and “Event Driven Investing”.

Opportunistic/Global Macro Investing employs Long Positions and Short Positions across various U.S. and foreign markets, sectors and companies to benefit from those investments which have the highest probability for success (Long Positions) and those that have the highest probability for decline (Short Positions).  Securities may be reviewed for sale, among other factors, due to changes in the Sub-Advisors perception of the credit, interest rate, or currency risk of the portfolio or of an individual security.

Managed Futures Related Investing employs strategies to invest primarily in a portfolio of futures contracts and futures-related instruments (e.g., equity index futures, currency forwards, commodity futures and fixed income futures) involving four major asset classes: commodities, currencies, fixed income and equities.  Securities may be reviewed for sale, among other factors, due to changes in a particular trend, technical market factor, or market factor such as price.

Long Investing focuses on the purchase of equities and debt securities of issuers U.S. Issuers and Foreign Issuers based on the Sub-advisor’s ability to capitalize on a rising market through appreciation.  In making sell decisions, the Sub-advisor considers, among other factors, whether a security’s price target has been met, whether there has been an overvaluation of the issuer by the market, whether there has been a clear deterioration of future earnings power and whether, in the Sub-advisor’s opinion, there has been a loss of a long-term competitive advantage.

To implement the various strategies, the Fund may invest in a wide variety of securities and financial instruments, markets, and asset classes available in both U.S. and non-U.S. markets, including emerging markets.  These securities and financial instruments may include, but are not limited to, equity securities, debt securities of any credit quality and maturity, and derivatives based on a variety of underlying assets, including options, futures, forward contracts, and swap agreements.

The Fund is non-diversified and therefore is allowed to focus its investments in fewer companies than a fund that is required to diversify its portfolio.

Principal Risks

The Fund's principal risks are described below.  Before you decide whether to invest in the Fund, carefully consider these risk factors and special considerations associated with investing in the Fund, which may cause investors to lose money.

•
General Market Risk.  The Fund’s net asset value and investment return will fluctuate based upon changes in the value of its portfolio securities.  Certain securities held by the Fund may be worth less than the price originally paid for them, or less than they were worth at an earlier time.

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Liquidity Risk.  The Fund may invest in securities that may have little or no active trading market.  The Fund may not be able to dispose of these securities promptly or at reasonable prices and may thereby experience losses and difficulty satisfying redemptions.

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New Fund Risk.  The Fund is new with no operating history and there can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees may determine to liquidate the Fund.

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Management Risk.  The Fund may not meet its investment objective or may underperform investment vehicles with similar strategies if the Advisor or Sub-Advisors cannot successfully implement their investment strategies. Additionally, neither the Advisor nor certain Sub-Advisors have previously managed a mutual fund.

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Non-Diversified Fund Risk.  Because the Fund is “non-diversified” and may invest a greater percentage of its assets in the securities of a single issuer, a decline in the value of an investment in a single issuer could cause the Fund’s overall value to decline to a greater degree than if the Fund held a more diversified portfolio.

•
Multi-Manager Risk.  The Fund may not meet its investment objective or may underperform investment vehicles with similar strategies if the Advisor’s methodology in allocating the Fund’s investment to the Sub-Advisors is not successful or if one or more Sub-Advisors do not successfully implement their own investment strategies.

•	Portfolio Turnover Risk. The Fund may have a high portfolio turnover (100% or more) which could result in greater transaction costs, lower Fund performance and higher tax liability for shareholders.

•	Absolute Return Risk. The Fund’s returns may deviate from overall market returns to a greater degree than other mutual funds that do not employ an absolute return focus.

•
Convertible Securities Risk.  The Fund’s investments in convertible securities fluctuate similar to that of other debt securities and is subject to the same risks as debt securities in general.  In addition, the market value of a convertible security may be influenced by the market price of the security into which the convertible security may be converted.

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Debt Securities Risks.  The Fund’s investments in debt securities will be subject to credit risk, interest rate risk and prepayment risk.  The Fund’s investment in junk bonds involves a greater risk of default.

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Derivatives Risk.  A small investment in derivative instruments, or "derivatives," could have a potentially large impact on the Fund's performance.  Derivatives can be highly volatile, illiquid and difficult to value, and changes in the value of a derivative held by the Fund may not correlate with the underlying instrument or the Fund's other investments. Many of the risks applicable to trading the instruments underlying derivatives are also applicable to derivatives trading.  However, there are additional risks associated with derivatives trading that are possibly greater than the risks associated with investing directly in the underlying instruments.  These additional risks include, but are not limited to liquidity risk, leverage risk and counterparty credit risk.

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Distressed Securities Risk.  The Fund’s investment in distressed securities may involve a higher degree of credit risk, price volatility and liquidity risk.  These instruments, which involve loans, loan participations, bonds, notes, and non-performing and sub-performing mortgage loans, typically are unrated, lower-rated, in default or close to default.  Valuing such instruments may be difficult and the Fund may lose all of its investments.

•
Equity Securities Risk.  The equity securities held in the Fund’s portfolio may experience sudden, unpredictable drops in value or long periods of decline in value.  This may occur because of factors that affect securities markets generally or factors affecting specific industries, sectors or companies in which the Fund invests.

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ETF, Mutual Fund and Other Pooled Investment Vehicle Risk.  The Fund’s investment in ETFs, mutual funds, and other pooled investment vehicles generally reflects the risks of owning the underlying securities the ETF, mutual fund, or pooled investment vehicle holds. It may also be more expensive for the Fund to invest in an ETF, mutual fund or pooled investment vehicles rather than owning the portfolio securities of these investment vehicles directly. An ETF may also trade at a discount to its net asset value.  Investing in ETFs, mutual funds, other pooled investment vehicles may involve duplication of advisory fees and certain other expenses.

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Event-Driven Strategies Risk.  The Fund’s investments in event-driven strategies are inherently speculative, and require a Sub-advisor to make predictions about a corporate event and its impact on a company. The Sub-advisor may make inaccurate predictions and the anticipated event and/or contemplated corporate transaction may not occur at all, or may not take place as expected, resulting in the distribution of a new less valuable security in place of the security (or derivative). The Fund may have to sell a security at a loss. Such securities are subject to the risk of complete loss of value.

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Foreign Securities Risk.  The Fund’s investment in Foreign Issuers involve risks not generally associated with investment in the securities of U.S. companies, including risks relating to political, social and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices.  In addition, the Fund’s investments in Foreign Issuers are also subject to currency risks.

•
IPO Risk. The Fund may invest in securities that are acquired in an IPO or private placement, or are restricted (subject to contractual or legal restrictions on resale because they are not registered under the Securities Act of 1933) and may be illiquid. The Fund consequently may not be able to dispose of these securities promptly at the price at which they are valued.

•
Large-Cap, Mid-Cap and Small-Cap Companies Risk.  The Fund’s investment in larger companies is subject to the risk that larger companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion.  Securities of mid-cap and small-cap companies may be more volatile and less liquid than the securities of large-cap companies.

•
Leverage Risk. The use of leverage, such as entering into futures contracts and forward currency contracts and engaging in forward commitment transactions and short sales, may magnify the Fund's gains or losses.  Because many derivatives have a leverage component, adverse changes in the value or level of the underlying asset, reference rate or index can result in a loss substantially greater than the amount invested in the derivative itself. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment.

•
Mortgage-backed/Asset-backed Securities Risk.  The Fund’s investments in mortgaged-backed and other asset-backed securities involve interest-rate risk, prepayment risk and the loss of money if there are defaults on the loans underlying these securities. (See Debt Securities Risk above).

•
Restricted Securities Risk.  The Fund may not be able to sell a restricted security when the Sub-advisor considers it desirable to do so and/or may have to sell a security at a lower price. A restricted security which was liquid when purchased may subsequently become illiquid. In addition, transaction costs may be higher for restricted securities than for more liquid securities.

•
Short Sales Risk. Short sales may be considered a speculative technique.  In addition, under adverse market conditions, it may be difficult to purchase securities to meet short sale delivery obligations and portfolio securities may be required to be sold to raise the capital necessary to meet short sale obligations at times when fundamental investment considerations would not favor such sales.

2.      Page 6, move the following statement to Item 9 of Form N1-A.  “To respond to adverse market, economic, political or other conditions, the Fund may assume a temporary defensive position that is inconsistent with its principal investment strategies and may not achieve its investment objectives.”

Response:   The above statement had been deleted from page 6.  There is already disclosure regarding the Fund taking temporary defensive position on page 14 of the Prospectus.

Management

The Fund’s advisor has engaged an additional sub-advisor and below is the information on the sub-advisor:

Sub-Advisors

Sub-Advisor	Investment Strategy
Madison Street Partners, LLC 5613 DTC Parkway, Suite 310 Greenwood Village, Colorado 80111	Long/Short Equity

Madison Street Partners, LLC, founded in 2004, is a registered investment adviser and provides investment advisory services to private investment funds.  The Fund is the first registered investment company for which the Sub-Advisor provides investment advisory services.

Statement of Additional Information

Provide in the response letter, disclosures for portfolio managers of the Fund’s sub-advisers required under Item 20 of Form N1-A.

Response:    Please see below regarding portfolio managers of the Fund’s sub-advisers.

Other Accounts Managed by Portfolio Managers:

Sub-Advisors

Category	Total Number of Accounts Managed	Total Assets in Accounts Managed	Number of Accounts for which Advisory Fee is Based on Performance	Assets in Accounts for which Advisory Fee is Based on Performance
Argonaut Management, L.P. (information as of March 31, 2011)
David Gerstenhaber
Registered Investment Companies:	0	$0	0	$0
Other pooled investment vehicles:	4	$1,475 million	4	$1,475 million
Other accounts:	6	$244 million	6	$244 million
Cramer Rosenthal McGlynn, LLC (information as of March 31, 2011)
Jay Abramson
Registered Investment Companies:	7	$5.87 billion	0	$0
Other pooled investment vehicles:	2	$77 million	2	$77 million
Other accounts:	166	$6.9 billion	1	$23 million
Forum Asset Management, LLC (information as of May 1, 2011)
Ray Bakhramov
Registered Investment Companies:	0	$0	0	$0
Other pooled investment vehicles:	3	$239 million	3	$239 million
Other accounts:	1	$38 million	1	$38 million
Glaxis Capital Management , LLC (information as of April 30, 2011)
Matthew Miller
Registered Investment Companies:	0	$0	0	$0
Other pooled investment vehicles:	1	$93 million	1	$69 million
Other accounts:	11	$19 million	0	0
Paul Holland
Registered Investment Companies:	0	$0	0	$0
Other pooled investment vehicles:	1	$93 million	1	$69 million
Other accounts:	11	$19 million	0	$0

Category	Total Number of Accounts Managed	Total Assets in Accounts Managed	Number of Accounts for which Advisory Fee is Based on Performance	Assets in Accounts for which Advisory Fee is Based on Performance
Madison Street Partners, LLC (information as of March 31, 2011)
Steven C. Owsley
Registered Investment Companies:	0	$0	0	$0
Other pooled investment vehicles:	3	$341 million	3	$341 million
Other accounts:	2	$45 million	1	$45 million
Drew M. Hayworth
Registered Investment Companies:	0	$0	0	$0
Other pooled investment vehicles:	3	$341 million	3	$341 million
Other accounts:	2	$45 million	1	$45 million
Charles D. Leone
Registered Investment Companies:	0	$0	0	$0
Other pooled investment vehicles:	3	$341 million	3	$341 million
Other accounts:	2	$45 million	1	$45 million
Pinebank Asset Management, L.P. (information as of March 31, 2011)
Oren Cohen
Registered Investment Companies:	0	$0	0	$0
Other pooled investment vehicles:	4	$477 million	4	$477 million
Other accounts:	0	$0	0	$0
Curt Schade
Registered Investment Companies:	0	$0	0	$0
Other pooled investment vehicles:	4	$477 million	4	$477 million
Other accounts:	0	$0	0	$0
SSI Investment Management, Inc. (information as of March 31, 2011)
George M. Douglas
Registered Investment Companies:	1	$201 million	0	0
Other pooled investment vehicles:	1	$181 million	0	0
Other accounts:	1	$1 million	0	0

Compensation of Portfolio Managers
The following section describes the structure of, and the methods used to determine the different types of compensation (e.g., salary, bonus, deferred compensation, retirement plans and arrangements) for each of the Funds’ portfolio managers

Argonaut Management, L.P.
The portfolio manager receives a base salary and also participates in a discretionary bonus pool that is determined annually.

Cramer Rosenthal McGlynn, LLC (“CRM”)
CRM compensates its employees with competitive salaries and yearly bonuses based on personal and firm performance.  All employees are offered a standard 401(k) plan and receive annual discretionary bonus, through the firm’s profit sharing plan.

Forum Asset Management, LLC
The portfolio manager receives a base salary and shares in the profitability of the firm from his equity ownership of the firm.

Glaxis Capital Management, LLC
Portfolio managers are compensated by receiving an annual salary.  In addition to said salary, portfolio managers may receive an annual bonus based on total firm profitability at year end.

Madison Street Partners, LLC
The portfolio managers receive a base salary and also participate in a discretionary bonus pool that is determined annually.  The portfolio managers also share in the profitability of the firm from their equity ownerships in the firm.

Pinebank Asset Management, L.P.
The portfolio managers do not receive a fixed salary.  Each portfolio manager, as a managing partner of the firm, participates in the overall profitability of the firm and receives distributions.

SSI Investment Management, Inc.
Investment professionals are compensated through a combination of base salary, an annual performance-based bonus, and stock options. The performance-based bonus has two separate components: 1.) the investment professional’s individual contribution to the product’s performance and 2.) success of the firm.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact the undersigned at (626) 914-1041.

Sincerely,

/s/ Rita Dam

Rita Dam
Treasurer